EXHIBIT-99(a) - Articles of Amendment

ARTICLES OF AMENDMENT

Midas Dollar Reserves, Inc.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

The charter of the corporation is hereby amended as follows:

The name of the corporation is Midas Perpetual Portfolio, Inc.

This amendment shall be effective December 29, 2008.

This amendment of the charter of the corporation has been approved per Section 2-607(a)(2)(ii) and Section 2-605 of the Corporations and Associations Article by

a majority of the entire board of directors.

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

/s/ Thomas B. Winmill	/s/ John F. Ramirez
Thomas B. Winmill, President	John F. Ramirez, Secretary

Midas Perpetual Portfolio, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005